



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05003700

February 3, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/3/2005

Re: Fluor Corporation
Incoming letter dated December 30, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to Fluor by the Massachusetts Laborers' Pension Fund. We also have received a letter from the proponent dated January 25, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas P. V. Masiello
Administrator
Massachusetts Laborers' Pension Fund
14 New England Executive Park, Suite 200
P.O. Box 4000
Burlington, MA 01803-0900

1124198

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 30, 2004

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 29019-00858

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Massachusetts Laborers' Pension Fund*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Fluor Corporation ("Fluor"), to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") received from Massachusetts Laborers' Pension Fund (the "Proponent"). The Proposal requests that Fluor prepare and issue a statement that provides information relating to, among other things, the elimination of jobs within the Company and specifies certain information that should be included in this report. The Proposal and related correspondence are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing it of Fluor's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Fluor files its definitive 2005 Proxy Materials with the Commission. On behalf of Fluor, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to Fluor only.

THE PROPOSAL

The Proposal requests that Fluor "prepare and issue a Job Loss and Dislocation Impact Statement ('Impact Statement') that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions." The Proposal indicates that the Impact Statement should specifically address the following:

"1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management."

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of Fluor's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our view that the Proposal may be excluded under:

I. Rule 14a-8(i)(7) because the Proposal deals with matters related to Fluor's ordinary business operations; and

II. Rule 14a-8(i)(3) and Rule 14a-8(i)(6) because the Proposal is vague and indefinite.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to Fluor's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of shareholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The 1998 Release stated that two central considerations underlie this policy. First, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals. Notably, the 1998 Release stated that examples of this type of proposal include ones that address "the management of the workforce, such as the hiring, promotion and *termination of employees*" (*emphasis added*). The Commission stated that the other consideration underlying Rule 14a-8(i)(7) is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff also has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. *See* Release No. 34-20091 (Aug. 16, 1983). In addition, the Staff has indicated, "where the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under Rule 14a-8(i)(7)." *Johnson Controls, Inc.* (avail. Oct. 26, 1999). Under the standard set forth in the above-referenced releases and under well-established precedent, the Proposal is excludable in its entirety because the subject matter of the requested report relates to ordinary business matters: specifically, management decisions regarding termination of employees and the evaluation of costs and risks from particular business activities.

A. The Proposal Involves Ordinary Business Matters Because It Relates to Employment Decisions and Employee Relations.

Among the things specifically to be addressed in the Impact Statement is "the elimination of jobs within the Company ... over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination and job relocation decisions are made." This and other aspects of the Proposal implicate the type of fundamental and complex matters that are not proper for shareholder proposals because they involve tasks that are fundamental to management's ability to run a company on a day-to-day basis and delve too deeply into the complex day-to-day operations of a company. Accordingly, as discussed further below, the Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) concurring that proposals addressing employment decisions and employee relations, including the termination of employees, constitute ordinary business matters.

Most recently, in *International Business Machines Corporation* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal requested that the company's board "establish a policy that employees will not lose their jobs as a result of IBM transferring work to lower wage countries." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that the proposal related to "employment decisions and employee relations." The *IBM* letter is only the most recent in a long line of letters where the Staff has concurred that Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) allows for the exclusion of proposals relating to the elimination of jobs. For example, in *E*Trade Group, Inc.* (avail. Oct. 31, 2000), the Staff concurred with the exclusion of a proposal that requested the establishment of a "Shareholder Value Committee," the purpose of which was to suggest "mechanisms" to increase shareholder value. Under this proposal, one such "mechanism" was "possible reductions in staff." In its response, the Staff noted that the "possible staff reductions" mechanism and another specified example provided in the proposal related to ordinary business operations and thus agreed with exclusion of the proposal. Similarly, in *Merck & Co., Inc.* (avail. Feb. 9, 2001), the Staff concurred that the company could exclude a proposal requesting that the company, among other things, dismiss certain senior members of the company's scientific staff. The Staff concurred that the proposal implicated ordinary business matters because it related to "the decision to dismiss employees." *See also Norfolk Southern Corp.* (avail. Feb. 1, 2001) (proposal urging the board to commence a search for experts possessing specified characteristics, with the objective of replacing the current management team, excludable under Rule 14a-8(i)(7) because it relates to the termination, hiring, or promotion of employees); *Mobil Corporation* (avail. Jan. 26, 1993) (Staff concurred that a proposal requesting that the company adopt various policies relating to its downsizing activities could be excluded as ordinary business because it related to the management of the workplace and general compensation issues); *United Technologies Company* (avail. Feb. 19, 1993) (Staff concurred that a proposal related to employee hiring and firing could be excluded as ordinary business); *Ford Motor Company* (avail. Mar. 5, 1975) (Staff concurred that a proposal requesting that company layoffs "not be exclusive to the lower echelon" could be excluded as ordinary business).

As with each of the precedent cited above, the Proposal addresses job elimination measures since it requests that the Impact Statement address "the elimination of jobs within the Company ... over the past five years, as well as any planned job cuts" and "[t]he decision-making process by which job elimination ... decisions are made." Thus, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal Is Excludable Because It Seeks an Evaluation and Report on the Costs of Ordinary Company Operations.

The Proposal also states that the Impact Statement should specifically address "the estimated or anticipated cost savings associated with job elimination or relocation actions taken by the company over the past five years." This element of the Proposal does not address any significant policy issue, but instead implicates only the financial consequences, risks and benefits arising from Fluor's workforce decisions. The Supporting Statement explicitly acknowledges that this is the intent of the Proposal, stating, "[w]e seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions."

It is well established that a proposal seeking detailed information on a company's assessment of financial risks and benefits of particular aspects of the company's operations does not raise a policy issue and instead delves into the minutiae and details of the ordinary conduct of business. For example, in *The Dow Chemical Company* (avail. Feb. 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with exclusion of the proposal under Rule 14a-8(i)(7), the Staff noted that it related to an evaluation of risks and liabilities. Similarly, in *American International Group, Inc.* (avail. Feb. 19, 2004), the Staff concurred that the company could exclude a proposal that requested the board to review and report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risks and benefits. In both *Xcel Energy Inc.* (avail. Apr. 1, 2003) and *Cinergy Corp.* (avail. Dec. 23, 2002), the Staff concurred with the exclusion of shareholder proposals that requested a report disclosing "the economic risks associated with the Company's past, present, and future emissions" [of several greenhouse gases] and "the economic benefits of committing to a substantial reduction of those emissions related to its current business activities." *See also The Mead Corporation* (avail. Jan. 31, 2001) (excluding proposal related to a request for an economic or financial report of the company's environmental risks); *Willamette Industries, Inc.* (avail. Mar. 20, 2001) (excluding proposal related to a request for a report on environmental problems, including an estimate of worst case financial exposure due to environmental issues for the next ten years). In each of these precedents, the Staff has concurred that proposals were excludable under Rule 14a-8(i)(7) when they related to the evaluation of economic risks and benefits. Because the Proposal here calls for a report on the costs and benefits of a particular action—job elimination or relocation actions taken by Fluor over the past five years—it too is excludable under Rule 14a-8(i)(7).

C. Regardless of Whether the Proposal Touches Upon Significant Social Policy Issues, the Entire Proposal is Excludable Due to the Fact That it Distinctly Addresses Ordinary Business Matters.

We believe that the well-established precedent set forth above supports our conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-(i)(7). We recognize that the Staff has concluded that certain employment-related proposals may focus on sufficiently significant social policy issues so as to preclude exclusion in certain circumstances. Nevertheless, the Staff has also consistently concurred that a proposal may be excluded in its entirety when it addresses both ordinary and non-ordinary business matters. For example, in *General Electric Company* (avail. Feb. 10, 2000), the Staff concurred that GE could exclude a proposal requesting that it (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust as intended. The Staff concurred that the entire proposal was excludable under Rule 14a-8(i)(7) because a portion of the proposal related to ordinary business matters – *i.e.*, the choice of accounting methods. Similarly, in *Medallion Financial Corp.* (avail. May 11, 2004), in reviewing a proposal requesting that the company engage an investment bank to evaluate alternatives to enhance shareholder value, the Staff stated, "[w]e note that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions. Accordingly, we will not recommend enforcement action to the Commission if Medallion omits the proposal from its proxy materials in reliance on 14a-8(i)(7)." *See also Wal-Mart Stores, Inc.*

(avail. Mar. 15, 1999) (proposal requesting a report to ensure that the company did not purchase goods from suppliers using, among other things, forced labor, convict labor and child labor was excludable in its entirety because the proposal also requested that the report address ordinary business matters).

Therefore, while we are aware that the Staff has, in some instances, determined that proposals addressing the offshore relocation of jobs are not excludable under Rule 14a-8(i)(7), *see General Electric Company* (avail. Feb. 3, 2004) and *Sprint Corp.* (avail. Feb. 5, 2004), we do not believe that it is necessary to consider whether that aspect of the Proposal (*i.e.,* paragraph 2 in the itemized description of the Impact Statement) raises a significant policy issue, because the Proposal here also addresses the ordinary business issue of job loss or job elimination as a distinct and separate element. For example, the first paragraph of the resolution describes the proposed Impact Statement as providing information "relating to the elimination of jobs within the Company *and/or* the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts *or* offshore relocation actions" (emphasis supplied). Likewise, the itemized description of the Impact Statement in the Proposal addresses job loss as a separate event from job relocation, and calls for information on each.[1] Thus, regardless of whether the part of the Proposal addressing relocation of jobs to foreign countries is considered to implicate a significant policy issue, under well-established precedent, the entire proposal may be excluded because—as analyzed above—it also addresses ordinary business matters under Rule 14a-8(i)(7). In this respect, the recent *IBM* letter again is directly on point. As noted above, in *International Business Machines Corporation* (avail. Feb. 3, 2004; *recon. denied* Mar. 8, 2004), a proposal addressing both job loss and the possible transfer of work to "lower wage countries" was deemed excludable because the issue of job loss relates to ordinary business matters within the scope of Rule 14a-8(i)(7).

Likewise, the fact that one of the items that the Proposal requests Fluor to report on relates to executive compensation[2] does not remove the Proposal from the scope of Rule 14a-8(i)(7). The Staff consistently has permitted the exclusion of this type of proposal where, although executive compensation is implicated, the proposal also addresses ordinary business

---

[1] For example, the Proposal requests that the Impact Statement address "[t]he total number of jobs and the type of jobs eliminated in the past five years *or* relocated to foreign countries in the past five years" and "[t]he estimated or anticipated cost savings associated with the job elimination *or* relocation actions taken by the company over the past five years" (*emphasis added*).

[2] The Proposal provides that the Impact Statement should address "[t]he effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management."

matters. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 17, 2003), the Staff concurred with the exclusion of a proposal requesting that the company's board of directors take into account increases in the percentage of employees covered by the company's medical health insurance plan in determining senior executive compensation. In agreeing with exclusion of the proposal, the Staff noted "while the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits." *See also Associated Estates Realty Corporation* (avail. Jan. 10, 2000) (permitting the exclusion of a proposal regarding CEO compensation and the institution of a "business plan" that would include the "disposition of non-core businesses and assets," which the Staff concurred related, in part, to ordinary business operations (e.g., the disposition of non-core businesses and assets)). As discussed above, this prong of the Proposal does not affect the fact that the Proposal fundamentally addresses job loss and job termination decisions and that another prong of the Proposal addresses an assessment of economic costs and benefits. *See E*Trade Group, Inc.* (avail. Oct. 31, 2000) (permitting exclusion of a proposal where two out of four items implicated ordinary business matters).

Accordingly, based on the precedent described above and the Proposal's emphasis on ordinary business matters regarding employment decisions and employee relations, the Proposal may be excluded in its entirety under Rule 14a-8(i)(7).

II. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements. In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because Fluor is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

In requesting information regarding the "elimination of jobs within the Company," the Proposal is inherently vague and indefinite as to whether it is referring to *individual employee* termination decisions, even if another person is thereafter hired to fill the terminated employee's position, or whether it is concerned with the elimination of job *positions* (*i.e.*, downsizing). The extent of work that would be required to implement the Proposal, the content of the Impact Statement, and any information that could be drawn from the Impact Statement, would vary widely depending on how the topic "the elimination of jobs" is interpreted. Because shareholders voting on the Proposal may have different interpretations in mind and because Fluor would not know what actions would be necessary to implement the Proposal, this fundamental ambiguity makes the Proposal excludable under Rule 14a-8(i)(3).

In addition, the Proposal is vague and indefinite with respect to its reference to "U.S.-based jobs." As Fluor is a global company providing engineering, procurement, construction and maintenance services throughout the world, the concept of a "U.S.-based job" has no clear meaning, because the Proposal does not indicate how to determine where a job is "based." For example, the determination could depend upon where construction is located, where management of a line of business resides, or even where a line of business was first conceived. Alternatively, the term could refer to a position that at some time (but the Proposal does not indicate whether that time is the present, five years ago, or any moment within the past five years) was filled by a person resident in the United States (regardless of that employee's citizenship), or by a citizen of the United States (regardless of where that person was residing). At an extreme, because the ultimate parent company of the entity that employs all of Fluor's employees is incorporated and managed from the United States, all Fluor employees could be considered to have U.S.-based jobs. In short, the Proposal is entirely unclear as to what types of jobs would be the subject of the Impact Statement. The concept of "U.S.-based jobs" is integral to the Proposal, and, as such, its ambiguity results in the Proposal being inherently vague and indefinite.

On prior occasions, the Staff has permitted companies to exclude proposals requesting a report when the proposal failed to include any description of the substantive standards to be used in assembling the report. *See, e.g., Smithfield Foods, Inc.* (avail. July 18, 2003) (proposal requesting that management "prepare a report based upon the Global Reporting Initiative" and that did not contain any definition or description of the Global Reporting Initiative was excludable under Rule 14a-8(i)(3)); *Johnson & Johnson* (avail. Feb. 7, 2003) (proposal requesting a report regarding the company's progress concerning "the Glass Ceiling Commission's business recommendations" and that did not contain any description of the substantive provisions of the Glass Ceiling Report was excluded as vague and indefinite under Rule 14a-8(i)(3)). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). Given the ambiguities in the Proposal discussed above, both shareholders voting for the Proposal as well as Fluor would be unclear as to what information would be covered by the Impact Statement. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable, or, alternatively, must be revised, under Rule 14a-8(i)(3).

The Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *International Business Machines Corp.* (avail. Jan. 14, 1992). As noted above, the Proposal is so vague in its reference to key elements of the report that it would require Fluor to produce that it would impossible for Fluor to implement it. Because it would be impossible for Fluor to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Fluor excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Eric P. Helm, Esq., General Counsel, Fluor Corporation.

Sincerely,

Ronald O. Mueller

ROM/deh
Enclosure

cc: Eric P. Helm, Esq., Fluor Corporation
Linda Priscilla, Laborers' International Union of North America
Corporate Governance Project

Exhibit A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

November 18, 2004

Lawrence N. Fisher, Senior Vice President and Secretary
Fluor Corporation
One Enterprise Drive
Aliso Viejo, CA 92656-2606

SUBJECT: Shareholder Proposal

Dear Mr. Fisher:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Fluor Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 6,700 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc: Linda Priscilla

Job Loss and Dislocation Impact Statement Proposal

Resolved:

That the shareholders of Fluor Corporation ("Company") hereby request that the Company prepare and issue a Job Loss and Dislocation Impact Statement ("Impact Statement") that provides information relating to the elimination of jobs within the Company and/or the relocation of U.S.-based jobs by the Company to foreign countries over the past five years, as well as any planned job cuts or offshore relocation actions. Specifically, the Impact Statement should include information on the following:

1. The decision-making process by which job elimination and job relocation decisions are made, including information on board of director, management, employee, and consultant involvement in the decision-making process;

2. The total number of jobs and the type of jobs eliminated in the past five years or relocated to foreign countries in the past five years, including a description of alternative courses of action to job relocation that were considered;

3. The estimated or anticipated cost savings associated with the job elimination or relocation actions taken by the company over the past five years;

4. The impact on important corporate constituents including workers, communities, suppliers and customers; and

5. The effect of job elimination and job relocation decisions on senior executive compensation over the past five years, including any impact such decisions have had on annual bonuses or long-term equity compensation granted to senior management.

Supporting Statement:

We believe that in order to achieve long-term corporate success a company must address the interests of constituencies that contribute to the creation of long-term corporate value. These include shareowners, customers, senior management, employees, communities, and suppliers.

The Institute for Policy Studies/United for a Fair Economy recently issued a report "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," August 31, 2004. This report noted:

> Top executives at the 50 largest outsourcers of service jobs made an average of $10.4 million in 2003, 46 percent more than they as a group received the previous year and 28 percent more than the average large-company CEO. These 50 CEOs seem to be personally benefiting from a trend that has already cost hundreds of thousands of U.S. jobs and is projected to cost millions more over the next decade.

The Impact Statement seeks to elicit information about the process by which our Company has determined to either reduce or relocate jobs to foreign countries over the past five years. We seek to learn more about the manner in which our Company allocates both the burdens of cost-cutting and the benefits of such decisions.

We believe shareowners would benefit by having information about how much a company hoped to save by reducing jobs, how much it actually saved, and how much senior management was rewarded for such savings. In this way shareowners could begin to judge for themselves whether the company is being managed well for the long term or seeking short-term gains. Shareowners could also judge whether directors are providing appropriate incentives to senior management.


STATE STREET.
For Everything You Invest In

Timothy Bias
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
Quincy, Massachusetts 02171

Telephone: (617) 985-3758
Facsimile: (617) 537-5410
tbias@statestreet.com

November 17, 2004

Mr. Lawrence N. Fisher
Senior VicePresident and Secretary
Fluor Corporation
One Enterprise Drive
Aliso Viejo, CA92656-2606

Re: Certification of Shareholding in Fluor Corp.<cusip 343412102> for MA Laborers Pension Fund

Dear Mr. Fisher:
State Street Bank is the record holder for **6700 shares of Fluor Corp. common stock** held for the benefit of the Massachusetts Laborers' Pension Fund ("Fund"). The Fund has been beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

As custodian for the Fund, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

Tim Bias

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000 OR (800) 342-3792 FAX (781) 272-2226

January 25, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUBJECT: Response to Fluor Corporation's Request for No-Action Advice Concerning the United Association S&P 500 Index Fund's Shareholder Proposal

Dear Sir or Madam:

The Massachusetts Laborers' Pension Fund (the "Fund") hereby submits this letter in reply to Fluor Corporation's ("Fluor" or "the Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal if it relates to a company's "ordinary business" operations. In the Final Rule: Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998) the Securities and Exchange Commission announced that it was reversing its position in order to allow employment-related shareholder proposals raising social policy issues to be included in companies' proxy materials. The Commission noted that "[o]ver the years, the Division [of Corporation Finance] has reversed its position on the excludability of a number of types of proposals," including plant closings and executive compensation matters. It stated:

> Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public

> debate. [] In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues. (footnote omitted)

The Fund submitted the shareholder proposal requesting that the Company prepare a Job Loss and Dislocation Impact Statement ("Impact Statement") in order to gain for itself and other shareholders a better understanding of the process by which the Company determines it should eliminate positions in the U.S. while outsourcing those positions to other countries. The Proposal specifically seeks to ascertain who is involved in that process, how that process is justified; e.g., projected cost savings; what, if any, study of the impact of such decisions is made; and, importantly, how senior executive compensation is impacted by such decisions.

The Company does not deny, nor, we contend, could one reasonably suggest that the issue of outsourcing jobs does not raise a significant social policy issue. The issue of outsourcing has prompted a great public debate, commanding tremendous media and public attention, as well as that of economists, academics, and politicians. It was a major topic in the most recent federal elections.

In Release No. 34-40018 the Commission noted that the policy underlying the ordinary business exclusion rested on two central considerations: first, that some tasks were so fundamental to management's ability to run a company on a day-to-day basis that they could not be subjected to shareholder oversight, such as hiring, promoting, or terminating employees and, second, that shareholders should not be allowed to seek to "micromanage" the company. In regard to the first consideration, the Commission specifically stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues" would not be excludable. In regard to the second consideration, that shareholders not seek to "micromanage" the Company, the Commission had this to say:

> More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. . . Some commenters thought that the examples cited seemed to imply that all proposals seeking detail . . . necessarily amount to 'ordinary business.'[] We did not intend such an implication. . . [P]roposals may seek a reasonable level of detail without running afoul of these considerations.[] (footnotes omitted)

Rather than argue that the outsourcing of jobs and its effect on executive compensation does not raise a significant social policy issue, the Company claims that the proposal seeks overly detailed information, some of which purportedly invokes general business matters. We respectfully submit such is not the case. Shareholders have every right to review the type of information requested in the Impact Report.

The Fund submitted the Proposal to the Company because it has been identified as a leading outsourcing company. The study cited in the Supporting Statement of the Proposal, entitled "Executive Excess 2004: Campaign Contributions, Outsourcing, Unexpensed Stock Options and Rising CEO Pay," published by the Institute for Policy Studies and United for a Fair Economy, August 31. 2004, identifies the Company as one of the fifty leading services-outsourcing companies in the U.S. for 2003. The report discusses the widespread concerns over outsourcing U.S. jobs. It notes that even as hundreds of thousands of U.S. jobs have been outsourced, with millions more projected over the next decade, senior executives receive enormous pay packages. It also notes that the disparity between the pay of rank-and-file workers and CEOs continues to expand.

The Fund submitted the proposal to this company because it has been identified as a leading outsourcer of U.S. Jobs. The Impact Report requests that the Company provide shareholders reasonable insight into this process. Typically, the decision to outsource jobs is justified by discussing the savings that result; the Report requests information on whether, in fact, projected savings actually resulted. Compensation Committee Reports often extol the outstanding performance of management in overseeing the company and the benefits that accrue to shareholders as a result. The Report requests a description of what compensation incentives senior management is provided to eliminate and relocate jobs, including specifically the impact such decisions have on annual bonuses or long-term equity compensation.

Unlike many of the cases cited by the Company in its request for no-action relief, our Proposal does not seek to micromanage the Company either by prohibiting – or for that matter encouraging – such job cuts and outsourcing of jobs. It does not tell the Company it should not close a particular call center and move it to another country, nor that certain employees cannot be – or should be – terminated. The essence of the Proposal is our Fund's desire to learn more about the manner in which the Company makes these significant decisions about cutting costs by eliminating and outsourcing jobs while rewarding other employees – senior management – for successfully doing so. Unlike *The Walt Disney Company* (Dec. 15, 2004), the thrust and focus of our proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs. As in *General Electric Company* (Feb. 3, 2004), which urged the board to establish an independent committee to report on damage to General Electric's brand name and reputation in the U.S. as a result of outsourcing and offshoring of work to other countries, the Impact Report the Fund requests is appropriate and one to which shareholders are entitled.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May Be Excluded Under Rule 14a-8(i) (3 and 14a-8(i)(6)).

The Proposal is neither vague nor indefinite and the Company should not be allowed to exclude the Proposal under Rules 14a-8(i)(3) and (6). The Proposal clearly relates to the relocation of job positions from the U.S. to other countries. One could not reasonably read the Proposal as requesting information concerning the termination of a particular create confusion where none exists. When a company closes a plant or a call center that is operating in the U.S., and eliminates 1,000 jobs as a result, then proceeds to open a facility doing that work in another country, it has eliminated 1,000 U.S. based jobs. To the extent that another definition of U.S.-based jobs is appropriate, the Company has discretion in implementing this precatory proposal to provide an appropriate definition.

We respectfully submit that the Company has failed to satisfy its burden of persuasion under either Rule 14a-8(i)(7) or Rule 14a-8(i)(3) and (6) and that the Staff should not concur with the Company's view that the Proposal is excludable.

Very truly yours,

Thomas P. V. Masiello
Administrator

TPVM/dmk

Certified Mail – Return Receipt – 70030500000140312828

cc: Ronald O. Mueller, Esq.
Gibson Dunn & Crutcher
1050 Connecticut Avenue, NW
Washington, DC 20036-5306
Certified Mail - Return Receipt - 70030500000140312811

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Fluor Corporation
Incoming letter dated December 30, 2004

The proposal requests that Fluor issue a statement that provides information relating to the elimination of jobs within Fluor and/or the relocation of U.S.-based jobs by Fluor to foreign countries, as well as any planned job cuts or offshore relocation activities.

There appears to be some basis for your view that Fluor may exclude the proposal under rule 14a-8(i)(7), as relating to Fluor's ordinary business operations (i.e., management of the workforce). Accordingly, we will not recommend enforcement action to the Commission if Fluor omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Fluor relies.

Sincerely,

Rebekah J. Toton
Attorney-Advisor